SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F  ☒       Form 40-F  ☐

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes  ☐      No  ☒

Table of Contents

Press Release of February 29, 2008 — Announcement of annual general meeting date, dividend information and the publication date of the audited financial statements for 2007.

Press Release of March 3, 2008 — Announcement of settlement of fractional shares as a result of bonus share issuance.

Press Release of March 7, 2008 — Information pursuant to Article 4 Par. 2 F of Law 3401/2005 regarding the admission for listing of shares in the context of stock option plans for Coca-Cola Hellenic employees and for the employees of its affiliated companies.

Press Release of March 14, 2008 — Announcement of trading date resulting from the exercise of stock options.

Press Release of March 20, 2008 — Announcement of increase in 2007 dividend.

Press Release of March 27, 2008 — Announcement of partnership with The Coca-Cola Company and illycaffè SpA.

Press Release of April 7, 2008 — Scheduling of Quarter 1 2008 financial results and conference call date.

Press Release of May 8, 2008 — Results for the three months ended March 28, 2008 (IFRS).

Coca-Cola Hellenic Bottling Company S.A.

Announces the Annual General Meeting date, dividend information and the publication date of the audited financial statements for 2007

Athens, Greece — 29 February 2008 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Hellenic) announces that the audited full set of financial statements for the year ended 31 December 2007 (stand alone and consolidated) based on International Financial Reporting Standards will be published on Friday 28 March 2008.

The Annual General Meeting of its shareholders is currently scheduled to be held on Monday 23 June 2008 in Athens, Greece.

The record date for the dividend payment will be Tuesday 24 June 2008. Starting Wednesday 25 June 2008, shares will be trading on the Athens Exchange ex-dividend. The payment of the dividend will commence on Thursday July 3rd 2008.

Coca-Cola Hellenic further specifies, as required by the Athens Exchange Regulation, that the dividend record date will be after June 20, 2008, the date of expiry of futures on Coca-Cola Hellenic’s shares and on indices which include Coca-Cola Hellenic’s shares.

INQUIRIES

Company contacts:
Coca-Cola Hellenic
Melina Androutsopoulou	Tel:+30 210 618 3229
Investor Relations Director	email: melina.androutsopoulou@cchellenic.com

George Toulantas	Tel:+30 210 618 3255
Investor Relations Manager	email : george.toulantas@cchellenic.com

European press contact:
Financial Dynamics London	Tel:+44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

US press contact:
Financial Dynamics US	Tel:+1 212 850 5600
Jim Olecki	email: jim.olecki@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of around 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

Announces settlement of fractional shares as a result of the bonus issuance

Athens, Greece — 03 March 2008 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Hellenic) announces the procedure for the settlement of the fractional shares created by the share capital increase approved at the Extraordinary General Meeting of 15 October 2007.  The Company’s share capital has been increased through the capitalization of the share premium account. The share capital increase was affected through the issue of new ordinary bearer shares, by way of a bonus distribution to the Company’s shareholders of one (1) new ordinary share for every two (2) existing shares.

As required by Greek Law ((a) article 44a of Law 2396/1996 and (b) decision nr 13/375/17.3.2006 of the Board of Directors of the Greek Capital Markets Committee (GCMC)), the Company invites the holders of fractional shares to either sell such shares or round them up to the nearest whole number of shares until 20 May 2008, when the relevant six-month deadline provided by Greek Law expires.

Following the expiration of the afore-mentioned deadline, any outstanding fractional shares will be sold according to the procedure provided in article 99 of the Regulation of the Athens Stock Exchange (ASE). Article 99 provides that the sale of the fractional shares will be made by a member of the ASE who has been appointed by a decision of the GCMC. The proceeds from the sale will be deposited with the Greek Loans and Deposits Fund. The former fractional shares holders will be entitled to receive their portion of the deposited amount on a pro rata basis.

The Company will timely announce further information on the matter, such as the date of sale of the fractional shares, the result of the sale, the date of award of the proceeds of the sale to the holders, as well as all other necessary documentation.

INQUIRIES

Company contacts:
Coca-Cola Hellenic
Melina Androutsopoulou	Tel:+30 210 618 3229
Investor Relations Director	email: melina.androutsopoulou@cchellenic.com

George Toulantas	Tel:+30 210 618 3255
Investor Relations Manager	email : george.toulantas@cchellenic.com

European press contact:
Financial Dynamics London	Tel:+44 20 7 269 7206
Greg Quine	email: greg.quine@fd.com

US press contact:
Financial Dynamics US	Tel:+1 212 850 5600
Jim Olecki	email: jim.olecki@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of around 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INFORMATION PURSUANT TO ARTICLE 4 PAR. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY IN THE CONTEXT OF STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece — Friday, 7 March 2008 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the «Company»), informs the public, in connection with the annual implementation of the stock option plans that have been approved by the General Meetings of the Company for the grant of stock options (hereinafter «Stock Options») to certain employees of Coca-Cola Hellenic and its affiliated companies, of the final results of such implementation, including the exercise prices and the number of the shares that were granted and the listing of which on the Athens Exchange will be applied for, as follows:

1.             From an aggregate number of 168 employees of the Company (142 of whom are employees of affiliated companies abroad) that were invited to exercise their Stock Options, 51 (37 of whom are employees of affiliated companies abroad) actually exercised their Stock Options by submitting to the Company’s Board of Directors the relevant exercise form.

2.             The invitation concerned an aggregate of 5,998,644 new ordinary shares of the Company, of nominal value of EUR 0.50 each, out of which 824,832 shares were actually granted. In view of the above, the Stock Options granted by the General Meetings of the Company and not yet exercised amount to EUR 5,173,812 out of which some have already vested and some will vest gradually by 13.12.2010, at the latest.

3.             The exercise price of the new shares is as follows:

			Exercise price		Adjusted exercise
			in EUR before		price in EUR
			the issuance		following the
			of bonus		issuance of
	Date of	Date of	shares		bonus shares
	approval by	approval by	through		through		Options
Number	the General	the Board of	capitalization		capitalization		exercised /	Amount in
of plan	Meeting	Directors	of reserves*		of reserves*		Shares granted	Euros
1.	22.11.2001	13.12.2001	23.32		15.55		181,159	2,817,022.45
2.	22.11.2001	13.12.2001	20.97		13.98		0.00	0.00
3.	22.11.2001	13.12.2001	17.06		11.37		17,172	195,245.64
4.	22.11.2001	13.12.2001	14.68		9.79		61,896	605,961.84
5.	22.11.2001	13.12.2001	12.08		8.05		0.00	0.00
6.	22.11.2001	13.12.2001	14.53		9.69		48,050	465,604.50
7.	06.06.2003	23.06.2003	12.95		8.63		0.00	0.00
8.	06.06.2003	15.12.2003	16.76	**	11.17		24,000	268,080.00
9.	06.06.2003	03.12.2004	18.63	**	12.42		230,809	2,866,647.78
10.	17.06.2005	02.12.2005	23.30	**	15.53		132,247	2,053,795.91
11.	17.06.2005	21.03.2006	24.85	**	16.57		24,999	414,233.43
12.	17.06.2005	23.06.2006	23.02	**	15.35		0.00	0.00
13.	17.06.2005	13.12.2006	28.06	**	18.71		104,500	1,955,195.00
14.	17.06.2005	13.12.2007	—		28.75	**	0.00	0.00
Total:							824,832	11,641,786.55

(*)

The exercise price per share in relation to the Company’s Stock Option Plans, as this had been initially determined by the decisions of the General Assembly of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 accordingly, was readjusted as a consequence of the decision of the General Assembly of the Company for the granting of bonus shares through capitalization of reserves, dated 15 October 2007.

(**)

denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

4.             The payment of the share capital increase of the Company was completed on 19 February 2008 and it was certified by virtue of a decision of the Board of Directors of the Company on February 28, 2008. The Ministry of Development proceeded, by virtue of its Decisions number K2-2785/03.03.2008 and K2-2785(bis)/03.03.2008, to the registration with the Companies Registry of the above information regarding the share capital increase of the Company and the certification of the payment of the said share capital increase.

5.             The share capital of the Company has increased by EUR 412,416 while the share premium has increased by EUR 11,229,370.55, following which the share capital of the Company amounts to EUR 182,281,594.50 divided into 364,563,189 ordinary shares of nominal value of EUR 0.50 each.

6.             The Company commits to undertake all legally required actions pursuant to the relevant legislation in order for the new shares to be listed on the Athens Stock Exchange.

The person responsible for compiling this document and for the accuracy of the information presented herein is Mrs. Sarah Robinson, Rewards Director, tel.: 210 61 83 175. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Frangoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com).  Further information may be obtained from Mr. Vassilis Fragoulis, Compensation and Benefits Manager, tel.: 210 61.83.312.

INQUIRIES

Company contacts:
Coca-Cola Hellenic
Sarah Robinson	Tel:+30 210 61 83 175
Rewards Director	email: sarah.robinson@cchellenic.com

Vassilis Fragoulis
Compensation and Benefits	Tel:+30 210 61 83 312
Manager	email : vassilis.fragoulis@cchellenic.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

announces trading date resulting from exercise of stock options

Maroussi, Greece — March 14th 2008 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of Tuesday, March 18, 2008, a total of 824,832 of its new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to € 412,416 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €182,281,594.50 divided into 364,563,189 shares with a nominal value of €0.50 each.

The new 824,832 shares have been distributed to a total of 51 employees as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares through capitalization of reserves*		Adjusted exercise price in EUR following the issuance of bonus shares through capitalization of reserves*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	23.32		15.55		181,159	2,817,022.45
2.	22.11.2001	13.12.2001	20.97		13.98		0.00	0.00
3.	22.11.2001	13.12.2001	17.06		11.37		17,172	195,245.64
4.	22.11.2001	13.12.2001	14.68		9.79		61,896	605,961.84
5.	22.11.2001	13.12.2001	12.08		8.05		0.00	0.00
6.	22.11.2001	13.12.2001	14.53		9.69		48,050	465,604.50
7.	06.06.2003	23.06.2003	12.95		8.63		0.00	0.00
8.	06.06.2003	15.12.2003	16.76	**	11.17		24,000	268,080.00
9.	06.06.2003	03.12.2004	18.63	**	12.42		230,809	2,866,647.78
10.	17.06.2005	02.12.2005	23.30	**	15.53		132,247	2,053,795.91
11.	17.06.2005	21.03.2006	24.85	**	16.57		24,999	414,233.43
12.	17.06.2005	23.06.2006	23.02	**	15.35		0.00	0.00
13.	17.06.2005	13.12.2006	28.06	**	18.71		104,500	1,955,195.00
14.	17.06.2005	13.12.2007	—		28.75	**	0.00	0.00
Total:							824,832	11,641,786.55

(*)        The exercise price per share in relation to the Company’s Stock Option Plans, as this had been initially determined by the decisions of the General Assembly of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 accordingly, was readjusted as a consequence of the decision of the General Assembly of the Company for the granting of bonus shares through capitalization of reserves, dated 15 October 2007.

(**)      denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on February 28, 2008, in

accordance with the resolutions of the General Meetings listed above. The Ministry of Development approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcements no K2-2785/03.03.2008 and K2-2785(bis)/03.03.2008.

The Board of Directors of the Athens Exchange approved on Thursday, March 13, 2008 the commencement of trading of the 824,832 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on Tuesday, March 18, 2008. The new shares will have been credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulations of the Athens Exchange.

Information pursuant to article 4 par. 2 f of Law 3401/2005 has been made available from Friday, March 7, 2008, at the offices of the Company at Maroussi of Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com

INQUIRIES

Company contacts: Coca-Cola Hellenic Sarah Robinson Rewards Director	Tel:+30 210 61 83 175 email: sarah.robinson@cchellenic.com

Vassilis Fragoulis Compensation and Benefits Manager	Tel:+30 210 61 83 312 email : vassilis.fragoulis@cchellenic.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

Announces increase in 2007 dividend

Athens, Greece — 20 March 2008 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Hellenic) announces that its Board of Directors will be proposing a dividend for 2007 of €0.25 per share at the Annual General Meeting of its shareholders scheduled to be held on Monday 23 June 2008 in Athens, Greece.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

“We are pleased to propose a significant increase of 17% to our dividend payment in 2007, reflecting management’s ongoing confidence in the strength of our proven business model to deliver superior returns to our shareowners.”

The record date for the dividend payment will be Tuesday 24 June 2008. Starting Wednesday 25 June 2008, shares will be trading on the Athens Stock Exchange ex-dividend. The payment of the dividend will commence on Thursday 3 July 2008.

INQUIRIES

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel:+30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Investor Relations Manager	Tel:+30 210 618 3255 email: george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel:+44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US Jim Olecki	Tel:+1 212 850 5600 email: jim.olecki@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of around 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

forms partnership with The Coca-Cola Company and illycaffè SpA

Athens, Greece — 27 March 2008 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces that it has signed an agreement with The Coca-Cola Company and illycaffè SpA to form a three party joint venture.

The joint venture will be responsible for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the illy brand across Coca-Cola Hellenic’s territories. Three ready-to-drink espresso based coffee products will be introduced in April in ten of Hellenic’s markets. The joint venture will be the first to introduce the new products globally.

Commenting, Doros Constantinou, Managing Director of Coca-Cola Hellenic said, “We are very pleased to finalize this joint venture which combines the strengths of the Coca-Cola System around marketing, customer relationships, and route-to market capabilities with illy, a premium coffee producer.  Ready-to-drink coffee is a small but high growth, high value category in most of our markets. We look forward to rolling out these exciting products in several of our markets and strengthen our premium product offering.”

Commenting, Muhtar Kent, president and chief operating officer of The Coca-Cola Company said, “European consumers in Coca-Cola Hellenic’s markets will be the first to experience these great new products offering an authentic Italian coffee experience. I look forward to the partnership with illy which invented the espresso category, and Coca-Cola Hellenic, our largest bottler in Europe with proven marketplace execution capabilities”.

Commenting, Andrea Illy, illycaffè SpA’s chairman said, “Over the past few months, we have brought to life the illy taste in three new ready to drink espresso based products. Our collaborative efforts will redefine how people engage with a ready to drink coffee in order to experience a true small luxury pleasure”.

INQUIRIES

Company contacts:
Coca-Cola Hellenic	Tel:+30 210 618 3229
Melina Androutsopoulou	email: melina.androutsopoulou@cchellenic.com
Investor Relations Director

European press contact:
Financial Dynamics London	Tel:+44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

US press contact:
Financial Dynamics US	Tel:+1 212 850 5600
Jim Olecki	email: jim.olecki@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Conference call invitation for investors and analysts

First quarter 2008 results on Thursday, 8 May 2008

Athens, Greece — 7 April 2008 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Hellenic) announced today that it will release first quarter 2008 results on Thursday 8 May 2008 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release and presentation slides will be available as of that time on our website: www.coca-colahellenic.com.

Hellenic’s management will host a conference call, with financial analysts, discussing the results, on:

Date:	Thursday, 8 May 2008

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial

0800 953 0329

Other Intl’ participants please dial

+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log into www.coca-colahellenic.com for a live audio webcast of the conference call.

Please dial in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including May 15th, 2008

Greek and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222
UK callers please dial	0800 953 1533

Access0 code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at www.coca-colahellenic.irevents.com. This service will be available until May 22nd, 2008.

INQUIRIES

Company contacts:
Coca-Cola Hellenic
Melina Androutsopoulou	Tel:+30 210 618 3229
Investor Relations Director	email: melina.androutsopoulou@cchellenic.com

George Toulantas	Tel:+30 210 618 3255
Investor Relations Manager	email : george.toulantas@cchellenic.com

European press contact:
Financial Dynamics London	Tel:+44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

US press contact:
Financial Dynamics US	Tel:+1 212 850 5600
Jim Olecki	email: jim.olecki@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

RESULTS FOR THE THREE MONTHS 28 MARCH 2008 (IFRS)

Solid results amidst uncertain global economic conditions

•                  Volume of 429 million unit cases, 7% above 2007. Net revenue rose to €1,373 million, 9% above 2007

•                  Strong operating profit (EBIT) momentum to €67 million, 10% above prior year.

•                  Net profit of €28 million, 11% above prior year, and earnings per share of €0.08, 14% above prior year.

•                  Full year 2008 guidance remains unchanged: volume growth of approximately 7%, EBIT growth of 11-13% and EPS of €1.46-€1.49, an increase of 12-15%.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

‘I am pleased to report a solid start to the year with volume growth across all our market segments and product categories during the first quarter of 2008. Solid organic volume growth was supported by the launch of Coca-Coca Zero across a further 11 countries of operation and significant new product innovation across other beverage categories.

I am particularly encouraged by the continued business momentum in key markets and our ability to manage our diverse country and brand portfolio to deliver balanced growth. Realisation of planned price increases and growth in our profitable single-serve packages helped offset persisting raw material cost pressures and higher investments in sales and marketing costs to support our new product launches. While the first quarter is typically a small one for our business and the macroeconomic environment remains uncertain, the solid start to the year and confidence in our plans provides us comfort in achieving our full year guidance.’

	First quarter
Group Financial Results	2008	2007	% change
Volume (million unit cases)	428.8	402.3	7%
Net sales revenue (€ million)	1,372.7	1,255.4	9%
Operating profit (EBIT in € million)	66.5	60.2	10%
Net profit attributable to shareholders (€ million)	28.1	25.4	11%
EPS (€)	0.08	0.07	14%

(Sparkling beverages refer to all carbonated ready-to-drink beverages, excluding sparkling water. Still beverages include ready-to-drink juice, sport drinks, tea, coffee and other non-carbonated products. Water includes all variants, both still and sparkling.)

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) delivered a strong operating performance in the first quarter of 2008 with EBIT growth of 10% driven by solid organic volume growth, the implementation of planned pricing initiatives and positive mix benefits. This contributed to a 70 basis point increase in gross margins and stable operating margins, despite the impact of ongoing commodity cost pressures and higher marketing spend to support the roll-out of significant product innovation introduced in the first quarter.

Volume grew by 7% in the first quarter, cycling a strong first quarter last year, with growth achieved across all reporting segments and beverage categories. This result was achieved through strong field execution of planned marketing initiatives and the introduction of new products across most beverage categories. Sparkling beverages volume grew 3% in the quarter, supported by the launch of Coca-Cola Zero in 11 additional markets, including the 8 remaining countries within our developing market segment, Serbia and Montenegro in our emerging market segment and Cyprus in our established market segment. Coca-Cola Zero is now being sold in 19 of our 28 countries of operation and continues to support growth of the Coca-Cola Trademark and sparkling beverages under our three-cola strategy. Following the success of the ‘Zero’ brand proposition and in order to enhance consistency across our portfolio of light sparkling beverages, we have rebranded Fanta Light to Fanta Zero in Switzerland, Italy and Romania. During the quarter, we also launched Fanta Verdia in Greece, a low-calorie apple and green tea flavoured beverage with mild carbonation levels, aimed at broadening the appeal of Fanta towards the more health-oriented consumer.

Volume in the still and water product categories grew by double digits in the first quarter, supported by product innovation and strong market place execution. We continue to balance our beverage portfolio through product innovation to meet the growing consumer preference for health and wellness products. During the quarter, we launched Lilia Emotion (a range of enhanced waters) in the profitable single-serve package in Italy.  We also continued to broaden our ready-to-drink tea range with the roll-out of Nestea Vitao in five additional countries and launched Powerade Fit in Greece, a low-calorie grapefruit flavoured sport drink, primarily targeted at the female population group. In the juice category, we launched a range of higher-value chilled functional juices and fruit smoothies under the Amita trademark in Greece, and relaunched Cappy in Poland in attractive new packaging, supported by a fully-integrated marketing campaign.

During the quarter we continued to make progress towards our strategic corporate social responsibility goals through the implementation of our ‘ECO driving’ project in Poland, an educational driving programme aimed at reducing fuel consumption, greenhouse gas emissions and accident rates.  Additionally, in Greece, we supported a drive to increase public awareness of water conservation, recycling and energy saving through the development of our ‘It’s so easy being Green’ integrated marketing campaign for our Avra water brand — comprising above the line advertising, distinct packaging and point of sale material.  Further details of our social responsibility activities are available at www.cchellenic.com, where a copy of our 2007 Social Responsibility report will be published in mid-May.

Operational Review by Reporting Segments

Established markets

	First quarter
	2008	2007	% change
Volume (million unit cases)	149.5	144.2	4%
Net sales revenue	588.8	567.8	4%
Operating profit (EBIT)	48.5	39.4	23%

•                  Unit case volume was 150 million in the first quarter of 2008, 4% above the prior year.  Sparkling beverages volume grew by low single digits, still beverages by middle single digits and water by low double digits.

•                  Mid-single digit total volume gains in Italy and Greece led the strong segmental performance as both markets achieved low-single digit sparkling beverages growth and benefited from significant innovation in still beverages. In Italy, strong growth was achieved across the range of Fonti del Vulture water brands as we expanded product availability in the more profitable immediate consumption channels.

•                  Volume grew by low single digits in Austria led by strong growth in sparkling beverages, while Ireland remained stable compared with the prior year quarter. In Switzerland, a volume decline of 1% was largely due to a price increase taken in January 2008, although price and product mix improvements resulted in mid-single digit revenue growth.

•                  Established markets contributed €49 million to the Group’s EBIT for the first quarter of 2008, 23% above the prior year. This strong profit result was primarily driven by planned pricing and product mix benefits as well as lower operating costs as we cycle last year’s route-to-market investments in Austria and Switzerland and increased marketing support related to the launch of Coke Zero in most of our established countries.

Developing markets

	First quarter
	2008	2007	% change
Volume (million unit cases)	77.1	74.1	4%
Net sales revenue	245.1	216.4	13%
Operating profit (EBIT)	(1.8)	2.8	n/a

•                  Unit case volume grew 4% in the first quarter of 2008, cycling strong comparable growth of 18% last year. Sparkling beverages volume growth of 3% for the quarter comprised mid-single digit growth in our premium brands, partly offset by a planned volume decline in our Lift value brand (in Poland and Czech Republic) as we seek to focus consumers towards our premium brands. The launch of Coca-Cola Zero in the 8 remaining countries within our developing market segment supported growth in trademark Coca-Cola of 7%, while still beverages also grew 11%, with ready-to-drink tea being the largest contributor to growth.

•                  Poland led the segmental performance with volume growth in the low double digits driven by solid growth in both sparkling and still beverage categories. The ongoing execution of our profitable volume strategy resulted in our higher margin single-serve packages growing faster than our multi-serve packages during the quarter in Poland.

•                  Developing markets incurred a loss of €1.8 million during the quarter, compared with a profit of €2.8 million last year. In the Czech Republic and Slovakia, we piloted the introduction of our fully integrated sales order and distribution system (SAP) and faced some challenges in fulfilling customer sales orders early in the quarter. This contributed to a one-off volume and profit loss in this segment, which combined with marketing support costs related to the Cola-Cola Zero launches in 8 markets, more than offset improvements in price and product mix.

Emerging markets

	First quarter
	2008	2007	% change
Volume (million unit cases)	202.2	184.0	10%
Net sales revenue	538.8	471.2	14%
Operating profit (EBIT)	19.8	18.0	10%

•                  Unit case volume grew 10% in the quarter, successfully cycling 21% growth in the prior year quarter.  We witnessed a positive trading environment in this segment with Bulgaria, Romania, Russia, Serbia and Ukraine being the largest contributors of volume growth during the quarter.

•                  In Russia, investment in new products, packaging innovation and strong marketing support behind our core brands supported low-double digit volume growth during the quarter. High double-digit growth in still and water beverages was driven by strong outlet activation in the key account channel, high growth of our single-serve packages and above the line support across our Bonaqua water, Nestea and Multon juice portfolio.

•                  In Nigeria, volume increased 1% in the quarter with the sparkling category comparable with last year while water grew by mid-single digits. Despite a challenging start to the year, we continue to invest in the marketplace through expanded cooler placement, new marketing campaigns for Coke, Fanta and Sprite and planned innovation within the juice category. Profitability in this country grew by double digits as we benefited from improved pricing and operating cost efficiencies during the quarter.

•                  Emerging markets contributed €20 million to the Group’s EBIT for the first quarter of 2008, representing a segment increase of 10% over the prior year. Strong volume growth and effective revenue growth management contributed to revenue growth of 14% for this segment. Despite strong revenue growth, profitability was negatively impacted by higher commodity costs, particularly juice costs related to our Multon business in Russia and Fresh & Co. in Serbia.

•                  Bulgaria and Romania led the improvement in profit during the quarter driven by solid volume growth, realisation of planned price increases and positive product mix development.

2008 Full Year Outlook

Coca-Cola Hellenic achieved strong operating results in the first quarter supported by solid organic volume growth, pricing realisation in line with our plans and the roll-out of significant new product innovation ahead of the key summer selling period. This, combined with our ongoing investment in building organisational capabilities and revenue growth initiatives, continues to validate our profitable volume strategy.

Against a backdrop of uncertain global economic conditions and persisting commodity cost pressures, we believe the strength of Coca-Cola Hellenic’s unique business model of a balanced country portfolio, diverse product range, superior market execution and disciplined use of capital, will enable us to deliver another year of profitable growth. As a result, we reiterate our full year financial targets for 2008 as follows:

•                  Volume growth of approximately 7%,

•                  EBIT growth of approximately 11%-13%,

•                  EPS of approximately €1.46-€1.49, an increase of 12%-15%,

•                  ROIC increase of approximately 75 basis points.

As we continue to invest in growing our business, we expect recurring net capital expenditure to be approximately €550 million. We are also planning to invest an additional €130 million over the next three years in our SAP platform across our markets to support further development of our front-end sales capabilities and enhance customer service levels.

Group Financial Review

	First quarter
	2008	2007	% Change
	€ million	€ million
Volume in unit cases (in millions)	428.8	402.3	+7%
Net sales revenue	1,372.7	1,255.4	+9%
Cost of goods sold	(830.5)	(768.5)	+8%
Gross profit	542.2	486.9	+11%
Total operating expenses	(475.7)	(426.7)	+11%
Operating profit (EBIT)	66.5	60.2	+10%
EBITDA	155.6	144.5	+8%
Net profit attributable to shareholders	28.1	25.4	+11%
Basic EPS (in euro)	0.08	0.07	+14%

Net sales revenue

Net sales revenue increased by 9% during the first quarter of 2008 versus the same period in 2007. Net sales revenue per unit case for the Group increased by approximately 4.5% during the first quarter of 2008 versus the prior year quarter, on a currency neutral basis. In terms of segments, this figure grew by approximately 1% in the established markets, whilst growing by 4% and 10% respectively in the developing and emerging markets driven by pricing initiatives and product mix improvement.

Cost of goods sold

Cost of goods sold increased by 8% during the first quarter of 2008 on volume growth of 7% versus the prior year. On a per unit case basis, cost of goods sold increased by approximately 3.5% on a currency neutral basis, driven by raw material cost increases mainly in PET and juices.

Gross profit

Gross profit margin increased from 38.8% in the first quarter last year to 39.5% in the first quarter of 2008. Margin improvement was driven by revenue growth initiatives as well as our continued focus on cost efficiency programmes.

Operating expenses

Total operating expenses increased by 11% in first quarter versus the same period in 2007 which translates to a 5% increase on a per unit case basis, driven by additional early marketing and sales initiatives coupled with new product launches primarily in our developing and emerging markets.

Operating profit (EBIT)

Operating profit (EBIT) increased by 10% for first quarter from €60 million last year to €67 million as a result of positive volume and revenue growth, gross margin improvements and effective cost control.

Tax

Coca-Cola Hellenic’s effective tax rate was approximately 27% for the first quarter of 2008 versus 31% in the prior year. The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories.

Net profit

Net profit for the first quarter of 2008 increased by 11% from €25 million last year to €28 million due to strong operating profit growth and lower tax costs partially offset by higher finance costs.

Cash flow

Cash flow generated from operating activities decreased by €36 million from €115 million last year to €79 million in 2008. Including the impact of net capital expenditure, operating cash flow was negative €59 million during the first quarter of 2008, compared to positive €12 million in the same period in the previous year. This was primarily driven by increases in working capital due to growth in net sales revenue and cost of goods sold, the timing of Catholic Easter and increased capital expenditure.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from disposal of assets and including principal repayments of finance lease obligations, amounted to €138 million for the first quarter of 2008 (10% of net sales revenue), compared to €103 million (8% of net sales revenue)  in 2007.

OTHER ITEMS

Partnership with The Coca-Cola Company and illycaffè SpA

On 27 March 2008 Coca-Cola Hellenic announced that it had signed an agreement with The Coca-Cola Company and illycaffè SpA to form a three-party joint venture for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the ‘illy’ brand across Coca-Cola Hellenic’s territories. Three ready-to-drink espresso-based coffee products have already been introduced in eight of Coca-Cola Hellenic’s markets. The joint venture was the first globally to introduce the new products.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’).

Conference Call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the first quarter of 2008 financial results on 8 May 2008 at 4:00 pm, Athens time (2:00 pm, London time 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel:+30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Investor Relations Manager	Tel:+30 210 618 3255 email: george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel:+44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US Jim Olecki	Tel:+1 212 850 5600 email: jim.olecki@fd.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2008 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Condensed consolidated income statement (unaudited)

		Three months to	Three months to
	Note	28 March 2008	30 March 2007
		€ million	€ million
Net sales revenue	3	1,372.7	1,255.4
Cost of goods sold		(830.5)	(768.5)

Gross profit		542.2	486.9

Operating expenses		(475.7)	(426.7)

Operating profit (EBIT)	3	66.5	60.2

Finance costs	4	(23.3)	(19.9)
Share of results of equity method investments		(0.4)	(0.1)

Profit before tax		42.8	40.2

Tax	5	(11.5)	(12.6)

Net profit for the period		31.3	27.6

Attributable to:
Minority interests		3.2	2.2
Shareholders of the Group		28.1	25.4
		31.3	27.6

Basic and diluted earnings per share (euro)	6	0.08	0.07

Volume (million unit cases)	3	428.8	402.3

EBITDA (€ million)	3	155.6	144.5

The notes on pages 16 to 20 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated balance sheet (unaudited)

		As at	As at
	Note	28 March 2008	31 December 2007
		€ million	€ million
Assets

Intangible assets	7	1,917.7	1,913.0
Property, plant and equipment	7	2,885.3	2,857.8
Other non-current assets		130.6	111.7

Total non-current assets		4,933.6	4,882.5

Inventories		614.3	509.2
Trade and other receivables		1,076.0	1,045.6
Cash and cash equivalents	8	163.7	197.0

Total current assets		1,854.0	1,751.8

Total assets		6,787.6	6,634.3

Liabilities

Short-term borrowings	8	727.7	316.3
Other current liabilities		1,332.3	1,266.2

Total current liabilities		2,060.0	1,582.5

Long-term borrowings	8	1,219.0	1,582.4
Other non-current liabilities		452.2	417.1

Total non-current liabilities		1,671.2	1,999.5

Shareholders’ equity		2,963.4	2,956.8
Minority interests		93.0	95.5

Total equity		3,056.4	3,052.3

Total equity and liabilities		6,787.6	6,634.3

The notes on pages 16 to 20 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated cash flow statement (unaudited)

		Three months to	Three months to
	Note	28 March 2008	30 March 2007
		€ million	€ million
Operating activities:
Operating profit		66.5	60.2
Depreciation of property, plant and equipment	7	85.7	82.3
Amortisation of intangible assets	7	0.9	0.6
Stock option expense		2.5	1.4
EBITDA		155.6	144.5

(Gains) / losses on disposal of non-current assets		(7.3)	1.2
Increase in inventories		(116.7)	(88.9)
(Increase) / decrease in trade and other receivables		(27.1)	6.8
Increase in trade payables and other liabilities		90.8	68.0
Tax paid		(16.5)	(17.1)
Cash flow generated from operating activities		78.8	114.5

Investing activities:
Payments for purchases of property, plant and equipment		(126.5)	(96.6)
Receipts from disposal of property, plant and equipment		2.7	1.8
Net receipts from investments		3.2	0.4
Proceeds from sale of trademarks		1.2	—
Net payments for acquisitions		—	(0.5)
Net cash used in investing activities		(119.4)	(94.9)

Financing activities:
Proceeds from issue of shares to employees		11.6	—
Net increase in borrowings		58.3	0.1
Principal repayments of finance lease obligations		(13.7)	(8.0)
Net interest paid		(46.9)	(34.7)
Net cash used in financing activities		9.3	(42.6)

Decrease in cash and cash equivalents		(31.3)	(23.0)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		197.0	305.5
Decrease in cash and cash equivalents		(31.3)	(23.0)
Effect of changes in exchange rates		(2.0)	(0.5)
Cash and cash equivalents		163.7	282.0

The notes on pages 16 to 20 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Consolidated statement of changes in equity (unaudited)

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Net profit for the period	—	—	—	—	25.4	25.4	2.2	27.6
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.3	—	1.3	—	1.3
Cash flow hedges:
Losses transferred to profit and loss for the period	—	—	—	0.3	—	0.3	—	0.3
Foreign currency translation	—	—	(10.4)	—	—	(10.4)	(0.4)	(10.8)
Tax on items taken directly to or transferred from equity	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Comprehensive income / (loss) forthe period	—	—	(10.4)	1.2	25.4	16.2	1.8	18.0
Share based compensation
Options	—	—	—	1.4	—	1.4	—	1.4
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Appropriation of reserves	—	—	—	2.2	(2.2)	—	—	—
Dividends	—	—	—	—	—	—	(3.4)	(3.4)
Balance as at 30 March 2007	121.0	1,697.5	122.1	302.3	404.8	2,647.7	92.2	2,739.9
Net profit for the period	—	—	—	—	446.9	446.9	12.3	459.2
Valuation gains on available-for-sale investments taken to equity	—	—	—	2.8	—	2.8	—	2.8
Cash flow hedges:
Losses taken to equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Losses transferred to profit and loss for the period	—	—	—	0.3	—	0.3	—	0.3
Foreign currency translation	—	—	(32.0)	—	—	(32.0)	—	(32.0)
Tax on items taken directly to or transferred from equity	—	—	—	(0.5)	—	(0.5)	—	(0.5)
Comprehensive income / (loss) for the period	—	—	(32.0)	1.4	446.9	416.3	12.3	428.6
Bonus shares	60.6	(61.2)	—	—	—	(0.6)	—	(0.6)
Shares issued to employees exercising stock options	0.3	8.4	—	—	—	8.7	—	8.7
Share based compensation:
Options	—	—	—	4.4	—	4.4	—	4.4
Adoption of euro by Slovenia	—	—	2.3	—	(2.3)	—	—	—
Appropriation of reserves	—	—	—	10.2	(10.2)	—	—	—
Statutory minimum dividend (Note 10)	—	—	—	—	(42.2)	(42.2)	—	(42.2)
Dividends	—	—	—	—	(77.5)	(77.5)	(9.0)	(86.5)
Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3

The notes on pages 16 to 20 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Net profit for the period	—	—	—	—	28.1	28.1	3.2	31.3
Valuation losses on available-for-sale investments taken to equity	—	—	—	(1.6)	—	(1.6)	—	(1.6)
Valuation gains on available-for-sale investments transferred to profit and loss of the period	—	—	—	(4.8)	—	(4.8)	—	(4.8)
Cash flow hedges:
Losses taken to equity	—	—	—	(5.4)	—	(5.4)	—	(5.4)
Losses transferred to profit and loss for the period	—	—	—	0.1	—	0.1	—	0.1
Foreign currency translation	—	—	(26.1)	—	—	(26.1)	(2.8)	(28.9)
Tax on items taken directly to or transferred from equity	—	—	—	2.5	—	2.5	—	2.5
Comprehensive income / (loss) for the period	—	—	(26.1)	(9.2)	28.1	(7.2)	0.4	(6.8)
Shares issued to employees exercising stock options	0.4	11.2	—	—	—	11.6	—	11.6
Share based compensation
Options	—	—	—	2.5	—	2.5	—	2.5
Movement in treasury shares	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Adoption of euro by Cyprus	—	—	1.6	—	(1.6)	—	—	—
Appropriation of reserves	—	—	—	2.7	(2.7)	—	—	—
Dividends	—	—	—	—	—	—	(2.9)	(2.9)
Balance as at 28 March 2008	182.3	1,655.9	67.9	314.0	743.3	2,963.4	93.0	3,056.4

The notes on pages 16 to 20 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Selective explanatory notes to the condensed consolidated financial statements (unaudited)

1.         Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Operating results for the three months ended 28 March 2008 are not indicative of the results that may be expected for the year ended 31 December 2008 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements should be read in conjunction with the 2007 annual financial statements, which include a full description of the accounting policies of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’).

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.             Exchange rates

For Coca-Cola Hellenic, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	28 March	30 March	28 March	31 December
	2008	2007	2008	2007
US dollar	1.50	1.32	1.57	1.45
UK sterling	0.76	0.67	0.78	0.73
Polish zloty	3.58	3.89	3.53	3.61
Nigerian naira	176.67	168.85	184.37	171.46
Hungarian forint	260.25	251.90	256.70	254.23
Swiss franc	1.60	1.62	1.57	1.67
Russian rouble	36.40	34.49	37.08	35.93
Romanian leu	3.71	3.38	3.72	3.53

3.             Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows:

	Period ended
	28 March 2008	30 March 2007
Volume in unit cases (million)
Established countries	149.5	144.2
Developing countries	77.1	74.1
Emerging countries	202.2	184.0
	428.8	402.3

Net sales revenue (€ million)
Established countries	588.8	567.8
Developing countries	245.1	216.4
Emerging countries	538.8	471.2
	1,372.7	1,255.4

EBITDA (€ million)
Established countries	77.0	69.5
Developing countries	16.2	18.9
Emerging countries	62.4	56.1
	155.6	144.5

EBIT (€ million)
Established countries	48.5	39.4
Developing countries	(1.8)	2.8
Emerging countries	19.8	18.0
	66.5	60.2
Reconciling items (€ million)
Finance costs	(23.3)	(19.9)
Share of results of equity method investments	(0.4)	(0.1)
Taxation	(11.5)	(12.6)
Minority interests	(3.2)	(2.2)
Profit for the period attributable to shareholders of the Group	28.1	25.4

	As at
Total assets (€ million)	28 March 2008	31 December 2007
Established countries	3,184.4	3,099.1
Developing countries	1,160.6	1,097.4
Emerging countries	2,648.5	2,616.3
Corporate / intersegment receivables	(205.9)	(178.5)
	6,787.6	6,634.3

4.             Finance costs

	Three months to	Three months to
	28 March 2008	30 March 2007
	€ million	€ million
Interest expense	22.5	20.8
Net foreign exchange translation losses	2.0	1.4
Fair value losses on interest rate swaps	0.4	0.1
Interest income	(1.6)	(2.4)
Total finance costs	23.3	19.9

5.             Tax

The effective tax rate for the Company differs from the 2008 Greek statutory rate of 25% as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-31%.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which do not necessarily refer to the current period’s operations.

The effective tax rate (excluding the adjustments to intangible assets) is approximately 27% for the first quarter of 2008 (2007: 31%). This rate is quoted before any tax credit is recognised for the current recognition of acquired and previously unrecognised accumulated tax benefits.

6.                                      Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2008: 363,832,088 shares; 2007: 363,101,874 shares). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

The 2007 comparatives have been adjusted for the bonus share issue in 2007.

7.                                      Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million
Opening net book value as at 1 January 2008	2,857.8	1,913.0
Additions	170.3	—
Disposals	(3.6)	(5.6)
Depreciation / amortisation	(85.7)	(0.9)
Foreign exchange differences	(53.5)	11.2
Closing net book value as at 28 March 2008	2,885.3	1,917.7

8.             Net debt

	As at	As at
	28 March 2008	31 December 2007
	€ million	€ million
Long-term borrowings	1,219.0	1,582.4
Short-term borrowings	727.7	316.3
Cash and cash equivalents	(163.7)	(197.0)
Net debt	1,783.0	1,701.7

Under the €2.0 billion Euro Medium Term Note programme, the Company had a €350.0 million 3-year Euro-denominated bond which matures on 24 March 2009.  As at 28 March 2008 this has been recorded within short-term borrowings.

9.                                      Share capital

On 28 February 2008, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by 824,832 new ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €11.6 million.

After the above increase, the share capital amounts to €182.3 million and is divided into 364,563,189 shares with a nominal value of €0.50 each.

10.                               Dividends

The directors propose a dividend of €0.25 per share (totalling €91.1 million) for the year ended 31 December 2007. The proposed dividend will be submitted for formal approval at the Annual General Meeting to be held on 23 June 2008.

Under Greek corporate legislation, companies are annually required to declare dividends of at least 35% of unconsolidated adjusted after-tax IFRS profits. The statutory minimum dividend recognised for 2007 amounted to €42.2 million and was recorded as liability under ‘Other current liabilities’ in the condensed consolidated balance sheet. The remaining estimated dividend of €48.9 million will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending 31 December 2008.

11.                               Contingencies

There have been no significant changes in contingencies since 31 December 2007 (as described in the 2007 Annual Report available on the Company’s web site: www.coca-colahellenic.com).

12.                               Employee numbers

The average number of full-time equivalent employees in the first quarter of full year of 2008 was 46,758 (2007: 43,205).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: May 15, 2008